UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-7598

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

VARIAN MEDICAL SYSTEMS, INC.

(Name of issuer of the securities held pursuant to the plan)

3100 HANSEN WAY

PALO ALTO, CALIFORNIA 94304-1030

(Address of issuer’s principal executive office)

VARIAN MEDICAL SYSTEMS, INC.

RETIREMENT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the

Varian Medical Systems, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Varian Medical Systems, Inc. Retirement Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of Varian Medical Systems, Inc. Retirement Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Burr Pilger Mayer, Inc.

San Jose, California

June 26, 2015

Varian Medical Systems, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
(in thousands of dollars)	2014	2013
Assets
Investments, at fair value (Note 4)	$802,621	$751,346

Receivables
Notes receivable from participants	8,821	8,200
Participant contributions	63	—
Employer contributions	1,089	790

Total receivable	9,973	8,990

Net assets available for benefits at fair value	812,594	760,336

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(730)	(775)

Net assets available for benefits	$811,864	$759,561

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Statement of Changes In Net Assets Available for Benefits

Year Ended
(in thousands of dollars)	December 31,
2014
Additions to net assets attributed to:
Investment income:
Net unrealized and realized appreciation in the fair value of investments	$40,322
Dividends and interest income	19,843

Total investment income	60,165

Interest on notes receivable from participants	351

Contributions:
Participant	30,582
Rollovers	2,363
Employer	17,107

Total contributions	50,052

Total additions	110,568

Deductions from net assets attributed to:
Benefits paid to participants	58,038
Administrative expenses	227

Total deductions	58,265

Net change	52,303

Net assets available for benefits
Beginning of year	759,561

End of year	$811,864

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan

The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description/Plan Prospectus for more detailed information.

General

The Plan was established to provide benefits to those eligible employees of Varian Medical Systems, Inc. (the “Company”) who elect to participate. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code (“IRC”) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was restated effective January 1, 2013 to incorporate Plan amendments that were adopted since the last Plan restatement.

Administration

The Company is the designated administrator of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company (“Fidelity”) to maintain the Plan’s individual participant accounts and with Fidelity Management Trust Company (“Fidelity Trust”) to act as the custodian and trustee. Expenses for administering the Plan are primarily the responsibility of the Plan participants. In May 2011, the Company entered into an agreement with the trustee to establish an account in the Plan for an expense reimbursement credit, also referred to as a revenue credit funded by the trustee. Effective January 1, 2014, the revenue credit arrangement annual funding was increased to $115,000. The account is used to offset the cost of certain Fidelity provided services or reimburse the Company for direct, reasonable and necessary expenses of the Plan. The unused revenue credit amount unused for expenses may be allocated to participant accounts. No amount of unused revenue credit was allocated in fiscal year 2014. As of December 31, 2014, the balance of the revenue credit account was $76,192.

Eligibility

Employees are eligible to enroll in the Plan immediately after they are hired by the Company.

Participant Contributions

Participants who elect to participate in the Plan may make a minimum contribution of 1% of their eligible base pay up to a maximum of 25% of their eligible base pay on a pre-tax basis. Effective October 2014, the Plan was amended to allow Roth contributions. Participants must complete one year of service before making any regular after-tax contributions to the Plan, up to a maximum of 15% of their eligible base pay. The Plan includes automatic enrollment for all new employees who do not take affirmative action to enroll or do not decline enrollment, which will commence as soon as administratively possible after an employee begins work at the Company. Deferral contributions for employees entered under automatic enrollment is 6% of eligible base pay, and is invested in the Vanguard Target Retirement Trust II Funds. Eligible base pay is defined by the Plan and includes an employee’s bonus, if applicable, under the Company’s Management Incentive Plan and Performance Incentive Plan. Employees of the Company may elect to have their Employee Incentive Plan (“EIP”) bonus paid out in cash or deposited directly to their Plan account in 10% increments. All participant contributions are subject to statutory annual limitations and Plan rules. Participants may make rollover contributions to the Plan representing distributions from other qualified retirement plans.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

Employer Contributions

Upon completion of one year of service with the Company, participants are entitled to receive Company matching contributions. The Company’s matching contribution is 100% of a participant’s pre-tax and/or after-tax contribution, up to a maximum of 6% of the participant’s eligible base pay. The Company’s matching contribution for an employee’s EIP bonus that is deferred into the Plan is 6%. The Company may make a discretionary retirement profit sharing contribution to the Plan for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants’ portions of the Company’s retirement profit sharing contribution are based on the percentages of their eligible base salary to the total eligible base pay for all employees during the Plan year. No discretionary Company retirement profit sharing contributions were made for the year ended December 31, 2014.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings (losses) and charged with an allocation of certain administrative expenses. Allocations are based on participant contributions, eligible base pay, earnings or account balances, as defined in the Plan.

Participants are immediately fully vested in their contributions and Company contributions. Contributions made to the Plan are allocated among a variety of investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant’s direction. Participants may transfer account balances and the investment of their future contributions among these funds. Effective January 1, 2015, participants are no longer allowed to contribute or make exchanges into the Varian Medical Systems Stock Fund, and on July 1, 2015, the Varian Medical Systems Stock Fund will be terminated and removed from the Plan, with existing participant account balances mapped to the appropriate Vanguard Target Retirement Trust II fund based on the participant’s date of birth.

Notes Receivable from Participants

Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant’s Plan assets or $50,000. Note receivable balances are also subject to certain other limitations as provided by the Plan. Note receivable balances are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the date requested. As of December 31, 2014, the interest rates on outstanding notes receivable range from 3.25% to 6% with various maturities. Principal and interest are paid ratably through payroll deductions over five years or less. Upon employment termination, the entire note receivable balance becomes immediately due and payable unless the participant arranges to repay the note receivable through automatic, periodic payments from the participant’s bank account or by using a coupon book for remitting payment.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

Payment of Benefits

Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their account or annual installments. Upon termination of service for other reasons, a participant’s account will be paid in a single lump sum. If the terminated participant’s account balance is $1,000 or less, it will be distributed to the participant without his/her consent, although a rollover option will be made available. A qualified annuity is available to participants who had after-tax contributions or Company matching contributions prior to January 1, 2003. The Plan allows for in-service withdrawals upon a participant attaining the age of 59  1⁄2. A participant who obtains an in-service withdrawal is required to pay such fees as the Company may impose in order to defray the cost of processing the withdrawal.

Hardship Distributions

Participants are allowed to withdraw funds from the Plan in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal). Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds. The normal form of payment is cash.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Financial instruments are valued at fair value, refer to the section below entitled “Investment Valuation.” Contributions receivable and notes receivable are carried at cost which is not significantly different from fair value as the contributions receivable are for a short term and notes receivable carry a current market interest rate.

Investment Valuation

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

Accounting standards for fair value measurements establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under these accounting standards are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2014 and 2013:

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan. NAV is a quoted market price equal to the value of the assets owned by the fund, less liabilities, divided by the number of shares outstanding.

Varian Medical Systems, Inc. common stock: Valued at fair value as determined by quoted market prices.

Common/collective trusts (“CCTs”): Valued at estimated fair value, which has been determined based on the unit value of the CCTs as reported by Fidelity Trust. The unit value is determined by Fidelity Trust by dividing the CCTs net assets at fair value by its units outstanding at the valuation date.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation in the fair value of investments consists of both net realized gains or losses and the net unrealized appreciation or depreciation on investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31, 2014 and 2013:

	December 31,
(in thousands of dollars)	2014	2013

Fidelity Growth Co. Pool	$160,232	$—
Vanguard Institutional Index	$131,570	$121,445
PIMCO Total Return	$82,477	$89,910
Fidelity Balanced K	$64,366	$54,419
Vanguard Target Retirement 2030 Trust II Fund	$54,243	$—
Fidelity Managed Income Portfolio II	$50,732	$55,023
NB Genesis Trust	$43,248	$47,963
Vanguard Target Retirement 2020 Trust II Fund	$42,613	$—
Fidelity Growth Company K	$—	$150,655
Vanguard Target Retirement 2030	$—	$40,109

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

The Plan’s investments, including investments bought, sold and held, during 2014 appreciated in value by $40,322,000 as follows:

(in thousands of dollars)
Common collective trusts	$22,216
Mutual funds	15,522
Company stock fund	2,584

Total net unrealized and realized appreciation in the fair value of investments	$40,322

Investment Contracts

The Fidelity Managed Income Portfolio II Fund is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. This fund seeks to earn a high level of income consistent with those objectives. This fund holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive).

The Fidelity Managed Income Portfolio II Fund is presented at fair value on the Statements of Net Assets Available for Benefits. The adjustment from fair value to contract value is based on the contract value as reported by Fidelity Trust (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses).

4.	Fair Value Measurements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

(in thousands of dollars)	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Large blend funds	$136,801	$—	$—	$136,801
Intermediate term bond funds	93,477	—	—	93,477
Small blend funds	69,352	—	—	69,352
Moderate allocation funds	64,366	—	—	64,366
Foreign large blend	24,395	—	—	24,395
Foreign large value	22,467	—	—	22,467

Total mutual funds	410,858	—	—	410,858

Growth funds	—	160,232	—	160,232
Target date funds	—	152,416	—	152,416
Income funds	—	55,597	—	55,597

Total common / collective trusts	—	368,245	—	368,245

Money market funds	167	—	—	167
Varian Medical Systems, Inc. common stock	23,351	—	—	23,351

	$434,376	$368,245	$—	$802,621

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

(in thousands of dollars)	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Large growth funds	$150,655	$—	$—	$150,655
Large blend funds	121,445	—	—	121,445
Target date funds	116,597	—	—	116,597
Intermediate term bond funds	98,520	—	—	98,520
Small blend funds	72,402	—	—	72,402
Moderate allocation funds	54,419	—	—	54,419
Foreign large blend	30,516	—	—	30,516
Foreign large value	16,834	—	—	16,834
Inflation protected bonds	6,253	—	—	6,253
Retirement income funds	5,040	—	—	5,040

Total mutual funds	672,681	—	—	672,681

Common / collective trust	—	55,023	—	55,023
Money market funds	426	—	—	426
Varian Medical Systems, Inc. common stock	23,216	—	—	23,216

	$696,323	$55,023	$—	$751,346

The carrying amounts equal fair value of the Plan’s financial instruments as of December 31, 2014 and 2013.

5.	Party-In-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest up to 25% of their contributions and/or 25% of their account balance in the Varian Medical Systems Stock Fund. Investments in the Company’s common stock as of December 31, 2014, and 2013 consisted of 336,973 and 376,493 shares, respectively, with fair market values of approximately $23,351,000 and $23,216,000, respectively. The Varian Medical Systems Stock Fund invests primarily in the Company’s common stock. The remainder of the Varian Medical Systems Stock Fund, approximately $167,000 and $426,000 as of December 31, 2014, and 2013, respectively, is invested in the Fidelity Institutional Money Market Portfolio to allow for timely handling of exchanges, withdrawals and distributions.

Certain investments are shares of mutual funds managed by an affiliate of Fidelity Trust, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative expenses paid by the Plan for the year ended December 31, 2014 were approximately $227,000.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

6.	Income Tax Status

The Plan obtained its current determination letter, in which the Internal Revenue Service stated that the Plan design is in compliance with the applicable requirements of the IRC, on February 6, 2013. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and ERISA, and that the trust, which forms a part of the Plan, is exempt from income tax. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Plan has not recorded a liability for any uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for the years prior to 2011.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.	Risks and Uncertainties

The Plan provides participants with investment options in mutual funds, CCTs, and Varian Medical Systems, Inc. common stock. These investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit-worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2014 and 2013

9.	Reconciliation to Form 5500

The following schedule is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to Form 5500 as of December 31, 2014 and 2013:

(in thousands of dollars)	2014	2013
Net assets available for benefits per the financial statements	$811,864	$759,561
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	730	775

Net assets available for benefits per Form 5500	$812,594	$760,336

Change in net assets available for benefits per the financial statements	$52,303
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(45)

Change in net assets available for benefits per Form 5500	$52,258

10.	Subsequent Events

In accordance with accounting standards affecting disclosures of subsequent events, the Plan Administrator evaluated subsequent events for recognition and disclosure through the date which these financial statements were issued. Effective January 1, 2015, participants are no longer allowed to contribute or make exchanges into the Varian Medical Systems Stock Fund, and on July 1, 2015, the Varian Medical Systems Stock Fund will be terminated and removed from the Plan, with existing participant account balances mapped to the appropriate Vanguard Target Retirement Trust II fund based on the participant’s date of birth. Also, effective January 1, 2015, the Company updated the automatic enrollment option to apply annually to all employees of the Plan, in addition to all new employees, starting at 6% with an annual increase of 1% to a maximum of 10%. The Plan Administrator concluded that no other material subsequent event has occurred since December 31, 2014 that requires recognition or disclosure in such financial statements.

Varian Medical Systems, Inc. Retirement Plan	EIN: 94-2359345
Schedule H, Item 4a–Schedule of Delinquent Participant Contributions	Plan #: 002
December 31, 2014

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (“VFCP”)	Contributions Pending Correction in VFCP		Total Fully Corrected Under VFCP and Prohibited Transaction Exemption 2002-51
$ 63,202	$—	$—	$63,202	(1)	$—

(1)	Represents delinquent participant contributions from one pay period in 2014. The Company is in the process of remitting the delinquent participant contributions as well as lost earnings to the Plan. The Company intends to file the required Form 5330, Return of Excise Taxes Related to the Employee Benefit Plans.

Varian Medical Systems, Inc. Retirement Plan	EIN: 94-2359345
Schedule H, Item 4i – Schedule of Assets (Held at End of Year)	Plan #: 002
December 31, 2014

(a)	(b)	(c)	(e)
		Description of Investment, including
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,	Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value	Value
	Vanguard Institutional Index	Mutual Fund	$131,569,575
	PIMCO Total Return	Mutual Fund	82,477,217
*	Fidelity Balance K	Mutual Fund	64,365,976
	NB Genesis Trust	Mutual Fund	43,247,830
	Vanguard Small Cap Index Inst	Mutual Fund	26,104,346
*	Fidelity Diversified Intl K	Mutual Fund	24,395,393
	Dodge & Cox International Stock	Mutual Fund	22,466,501
	Vanguard Total BD Market Inst.	Mutual Fund	11,000,037
	PIMCO All Asset Inst	Mutual Fund	5,231,485
*	Fidelity Growth Co Pool	Common/Collective Trust	160,231,924
	Vanguard Target 2030 Trust II	Common/Collective Trust	54,242,585
*	Fidelity Managed Income Portfolio II	Common/Collective Trust ^	50,001,817
	Vanguard Target 2020 Trust II	Common/Collective Trust	42,613,278
	Vanguard Target 2040 Trust II	Common/Collective Trust	34,477,650
	Vanguard Target 2050 Trust II	Common/Collective Trust	11,186,769
	Vanguard Target 2010 Trust II	Common/Collective Trust	9,315,852
	Vanguard Target Inc Trust II	Common/Collective Trust	4,864,370
	Vanguard Target 2060 Trust II	Common/Collective Trust	580,054
*	Varian Medical Systems, Inc. Stock	Common Stock	23,350,712
*	Fidelity Institutional Money Market	Cash, various interest	167,100
*	Participant Loans	Interest rates from 3.25% to 6%, various maturities	8,821,551

			$810,712,022

*	Party-in-interest.
^	Presented at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VARIAN MEDICAL SYSTEMS INC.
RETIREMENT PLAN

By:	Varian Medical Systems, Inc.

By:	/s/ Wendy Scott
Wendy Scott
Senior Vice President, Chief Human Resources Officer

Date: June 26, 2015